Dean Witter Spectrum Series
Monthly Report
November 1996

Dear Limited Partner:

The Net Asset Value per unit for the Dean Witter Spectrum Funds as of November 30, 1996 was as follows:

Funds                    N.A.V.           % change for month
Spectrum Balanced        $12.09                   4.68%
Spectrum Strategic       $10.96                   3.49%
Spectrum Technical       $14.16                   8.34%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, the most significant gains were recorded in the managed futures portion of the portfolio from long global bond futures positions as prices continued to move higher during the month. Additional gains were recorded in the bond portion of the portfolio from long U.S. Treasury note and bond futures positions and in the stock portion of the portfolio from long S&P 500
Index futures positions as prices in these markets also increased in value during the month. Smaller gains were recorded in the managed futures portion of the portfolio from trading natural gas and aluminum futures. A portion of these gains was offset by smaller losses in the agricultural, currency and soft commodities markets.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, the Fund posted net gains for the month primarily as a result of gains recorded in the financial futures and metals markets. Gains were recorded from long global stock index futures, as well as from long U.S. and French bond futures, as prices in these markets moved higher during the month. Losses from Japanese government bond futures trading offset a portion of these gains. In metals trading, gains were recorded from long copper futures, as prices moved higher, and from short gold futures positions, as precious metals prices moved lower. In the currency markets, gains for the Fund were recorded from previously established long British pound positions as its value continued to increase relative to the U.S. dollar and other world currencies, and from short Swiss franc positions as its value declined versus the U.S. dollar. Trading gains were also recorded from long soybean futures as prices moved higher early in the month.
Smaller gains were recorded in the energy markets from trading natural gas, and in soft commodities from trading cocoa futures.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, the Fund recorded significant gains in global interest rate futures and currency markets. Gains were recorded from previously established long positions in European, U.S., Japanese and Australian bond futures as global bond prices markets continued to trend higher. In currencies, profits were recorded from transactions involving the Japanese yen, German mark and Canadian dollar offset a portion of overall currency gains for the month. Trading gains were also recorded in the metals markets from trading long copper futures, as prices trended higher, and from short gold futures, as precious metals prices trended lower. Additional gains were experienced from trading natural gas and crude oil futures. A portion of the Fund's gains was offset by losses experienced in soft commodities and agricultural markets as prices in these markets moved without consistent direction during most of November.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete.
Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Statements of Operations
For the Month Ended November 30, 1996
(Unaudited)
                                                                   Dean Witter Spectrum Balanced

                                                                   Percent of
                                                                   November 1, 1996
                                                                   Beginning
                                                   Amount          Net Asset Value
                                                     $                             %
REVENUES
Trading Profit (Loss):
  Realized                                          580,204                        3.01
  Net change in unrealized                          370,028                        1.92

  Total Trading Results                             950,232                        4.93
Interest Income (DWR)                                81,510                         .43

  Total Revenues                                  1,031,742                        5.36

EXPENSES
Brokerage commissions (DWR)                          88,263                         .46
Management fees                                      20,060                         .10
Incentive fees                                            -                           -

  Total Expenses                                    108,323                         .56

NET INCOME                                          923,419                        4.80



Statements of Changes in Net Asset Value
For the Month Ended November 30, 1996
(Unaudited)
                                     Dean Witter Spectrum Balanced
                                                       Units          Amount    Per Unit
                                                         $               $          $
Net Asset Value,
  November 1, 1996                                1,667,829.222    19,257,428    11.55
Net Income                                                   0        923,419      .55
Redemptions                                         (20,970.836)     (253,747)   12.10
Subscriptions                                        14,688.761       177,734    12.10

Net Asset Value,
  November 30, 1996                               1,661,547.147    20,104,834    12.10





The accompanying notes are an integral part of these financial statements.






      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                                 Percent of                                        Percent of
                                 November 1, 1996                                  November  1, 1996
                                 Beginning                                         Beginning
        Amount                   Net Asset Value  Amount                           Net Asset Value
        $                        %                           $                     %

         4,322,687                9.48                    6,446,922                 6.27
        (2,335,636)              (5.12)                   4,225,320                 4.11

         1,987,051                4.36                   10,672,242                10.38
           153,721                 .33                      324,985                  .32

         2,140,772                4.69                   10,997,227                10.70


           313,400                .69                       706,381                  .69
           151,951                .33                       342,488                  .33
            46,885                .10                     1,386,359                 1.35

           512,236               1.12                     2,435,228                 2.37

         1,628,536               3.57                     8,561,999                 8.33






   Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
  Units       Amount      Per Unit   Units         Amount      Per Unit
                $             $                       $            $
4,306,029.209  45,585,383  10.59  7,861,351.078  102,746,265    13.07
            0   1,628,536    .37              0    8,561,999     1.09
  (88,112.183)   (965,709) 10.96    (68,644.743)    (972,010)   14.16
   72,801.079     797,900  10.96    181,723.476    2,573,205    14.16

4,290,718.105  47,046,110  10.96  7,974,429.811  112,909,459    14.16




Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)



1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of its average daily Net Assets in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Balanced are accrued at a flat rate monthly fee of 11/24 of 1% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Technical are accrued at a flat rate monthly fee of 33/48 of 1% of the Net Assets as of the first day of each month.
Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Such fee will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)




Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

The Partnership's pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc.


Compensation to the trading managers by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)



Incentive Fee - Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

Legal Matters - On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interest in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.